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ALLISON M. FUMAI

allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax

June 26, 2023

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey A. Foor, Division of Investment Management

Re:	Texas Capital Funds Trust (the “Registrant”) (File Nos. 333-271134 and 811-23862)

Dear Mr. Foor:

We are in receipt of your [written] comment regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to Texas Capital Texas Equity Index ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2023. The Trust has considered your comment and has authorized us to make the response and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested. Capitalized terms have the meanings attributed to such terms in the Registration Statement, unless otherwise noted. In addition, in response to the Staff’s request, where a comment made to one location applies to similar disclosure appearing elsewhere in the Registration Statement, we have considered and made revisions responsive to such comment to similar disclosure throughout the Registration Statement.

PROSPECTUS

Comment	1. Page 3, while we note the minimum single security weighting is disclosed, please disclose if there is a maximum weighting in the Index for a single security.
Response	1. The Registrant confirms that the maximum weighting in the Index for a single security is 10%. The Registration Statement has been revised accordingly.

* * * * *

If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai